November 2021 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services Q3’21 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC. 2

Agenda Welcome Q3’21 Operating Results S.J. Cheng Q3’21 Financial Results Silvia Su Q4’21 Business Outlook S.J. Cheng Q&A

Q3’21 Operating Results

Revenue: Q3: NT$7,161.0M (QoQ +2.6%, YoY +25.9%) new quarterly record high Q1~Q3’21: NT$20,608.6M (YoY +23.4%) Gross Margin: Q3: 27.3% (QoQ -0.9ppts, YoY +8.0ppts) Revenue & Gross Margin 5

Utilization Rate

Testing	Assembly	LCD Driver	Bumping	Overall
Q3'21: 85%	Q3'21: 90%	Q3'21: 80%	Q3'21: 84%	Q3'21: 85%
Q2'21: 87%	Q2'21: 94%	Q2'21: 79%	Q2'21: 86%	Q2'21: 87%
Q3'20: 75%	Q3'20: 80%	Q3'20: 76%	Q3'20: 85%	Q3'20: 79%



Testing
Assembly
LCD Driver
Bumping
Overall
100%
90%
80%
70%
60%
50%
74%
76%
79%
76%
79%
85%
86%
87%
85%
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21

6

ChipMOS

Q3’21 Revenue Breakdown Product Segment Manufacturing Site

Revenue Breakdown － Memory 8 Q3’21: 43.5% (QoQ: +3.5%, YoY: +31.9%)

Revenue Breakdown － DDIC + Gold Bump 9 Q3’21: 45.4% (QoQ: +2.6%, YoY: +15.5%)

Revenue Breakdown － Application 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of Q3’21 Smart Mobile 33.5% TV 16.5% Computing 11% Auto/Industrial 15% Consumer 24% Smart phone Wearable UHD/4K TV 8K TV OLED TV NB/Tablet PC / server SSD In-car infotainment ADAS / sensor Game Smart speaker DSC, STB TWS

Q3’21 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the increase of the share of gain of associates accounted for using equity method of NT$85M, the decrease of foreign exchange losses of NT$62M and the increase of gain on valuation of financial assets at fair value through profit or loss of NT$15M. YoY: Difference mainly due to the increase of the share of gain of associates accounted for using equity method of NT$201M and the decrease of foreign exchange losses of NT$112M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Note (1): Difference mainly due to the increase of operating profit of NT$1,820M and depreciation expenses of NT$364M and partially offset by the increase of CapEx of NT$1,494M, income tax expenses of NT$329M and cash dividend paid of NT$291M.

Capital Expenditures & Depreciation CapEX: Q3 NT$1,171.2M Depreciation: Q3 NT$1,196.1M

Q4’21 Business Outlook

Demand across all end markets expected to remain generally healthy. OSAT ASPs likely to increase in Q4 led by product mix optimization. Industry working to ease supply imbalance & Capacity is expected to remain tight. Cautious outlook for Q4 given broader market uncertainty and challenges. Memory: Conservative Outlook Semiconductor supply imbalance, China power shortages and other macro factors impacting. Consumer and Automotive demand continues to increase led by drive to incorporate AI and automation. DDIC: Cautiously optimistic Outlook Non-linear wafer supply causing utilization level fluctuations. 　 ASP increases driven by customer product mix optimization. OLED demand remains strong with volumes continuing to increase. Market & Business Outlook

Q&A https://www.chipmos.com